FORM 6-K

SECURITIES & EXCHANGE COMMISSION
Washington, DC 20549

Report Of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

PE August 19, 2002

Commission File Number 0-26414

GLOBETECH VENTURES CORP.
(Translation of Registrant's Name into English)

#402-750 West Pender, Vancouver, B.C., Canada V6C 2T7
(Address of Principal Executive Offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F]

Form 20-F ___x___ Form 40-F________

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g-3-3(b) under the Securities Exchange Act of 1934]

Yes_______ No___x___

Securities registered or to be registered pursuant to

NEWS RELEASE
AUGUST 19, 2002

Globetech Ventures Corporation (OTC BB: GTVCF) has entered into a Lease Agreement with Western Hemisphere Resource Exploration Ltd. of London, England, the parent company of Broken Hill Minerals Ltd. of Zambia whereby Globetech Ventures Corporation will be receiving a fixed monthly revenue for the lease of its Kabwe facility located in Kabwe, Zambia. Western Hemisphere Resource Exploration Ltd. and BHM have the right to purchase the plant within two years of the effective date of this lease agreement.

Broken Hill Minerals Ltd. commenced a successful pre-trial run at the plant on Tuesday, August 13, 2002.

On behalf of the Board of Directors
GLOBETECH VENTURES CORPORATION

Dil Gujral
President

Except for the historical information presented herein, the matters set forth in this press release are forward looking statements within the meaning of the "safe-harbor" provision of the Private Securities Litigation reform Act of 1995 and section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements speak only as of the date hereof. The Company disclaims any intent or obligation to update these forward-looking statements. These forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially. Although such statements are based on reliable information and past experience, operating results are affected by variety of factors, many of which are beyond the control of the Company. Risk factors and uncertainties effecting actual performance of the Company include quarterly results, sales, customer order patterns, labor, supplies, equipment, technological changes, competition and competitive pressures on pricing; economic conditions in the United States and worldwide, as well as other risks that are detailed from time to time in the Company's filings with the Securities and Exchange Commission.

VANCOUVER OFFICE
SUITE 402, 750 WEST PENDER STREET
VANCOUVER, BRITISH COLUMBIA
CANADA V6C 2T7
TEL: (604) 688-0044
FAX: (604) 684-2439

SEATTLE OFFICE
#1010-1942 WESTLAKE AVENUE
SEATTLE, WASHINGTON
U.S.A. 98101
FAX: (206) 728-2423
NORTH AMERICA: 1-800-298-0244

NASD OTC BULLETIN BOARD SYMBOL: **GTVCF**
WEBSITE: WWW.GLOBETECHVENTURES.NET
E-MAIL: INFO@GLOBETECHVENTURES.NET

TABLE OF CONTENTS

1. News Release dated August 19, 2002

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GLOBETECH VENTURES CORP.

Date: August 19, 2002

By: ______________________
Dilbagh Gujral, President

NEWS RELEASE
AUGUST 19, 2002

Globetech Ventures Corporation (OTC BB: GTVCF) has entered into a Lease Agreement with Western Hemisphere Resource Exploration Ltd. of London, England, the parent company of Broken Hill Minerals Ltd. of Zambia whereby Globetech Ventures Corporation will be receiving a fixed monthly revenue for the lease of its Kabwe facility located in Kabwe, Zambia. Western Hemisphere Resource Exploration Ltd. and BHM have the right to purchase the plant within two years of the effective date of this lease agreement.

Broken Hill Minerals Ltd. commenced a successful pre-trial run at the plant on Tuesday, August 13, 2002.

On behalf of the Board of Directors
GLOBETECH VENTURES CORPORATION

Dil Gujral
President

Except for the historical information presented herein, the matters set forth in this press release are forward looking statements within the meaning of the "safe-harbor" provision of the Private Securities Litigation reform Act of 1995 and section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements speak only as of the date hereof. The Company disclaims any intent or obligation to update these forward-looking statements. These forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially. Although such statements are based on reliable information and past experience, operating results are affected by variety of factors, many of which are beyond the control of the Company. Risk factors and uncertainties effecting actual performance of the Company include quarterly results, sales, customer order patterns, labor, supplies, equipment, technological changes, competition and competitive pressures on pricing; economic conditions in the United States and worldwide, as well as other risks that are detailed from time to time in the Company's filings with the Securities and Exchange Commission.

VANCOUVER OFFICE
SUITE 402, 750 WEST PENDER STREET
VANCOUVER, BRITISH COLUMBIA
CANADA V6C 2T7
TEL: (604) 688-0044
FAX: (604) 684-2439

SEATTLE OFFICE
#1010-1942 WESTLAKE AVENUE
SEATTLE, WASHINGTON
U.S.A. 98101
FAX: (206) 728-2423
NORTH AMERICA: 1-800-298-0244

NASD OTC BULLETIN BOARD SYMBOL: **GTVCF**
WEBSITE: WWW.GLOBETECHVENTURES.NET
E-MAIL: INFO@GLOBETECHVENTURES.NET